

April 7, 2011

**Via Facsimile**

Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002

   **Re: Carrizo Oil & Gas, Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2010**
     **Filed March 31, 2011**
     **File No. 0-29187-87**

Dear Mr. Boling:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        /s/ Brad Skinner for

        H. Roger Schwall
        Assistant Director